UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904

Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
94,348

	8	SHARED VOTING POWER
2,814,490

	9	SOLE DISPOSITIVE POWER
94,348

	10	SHARED DISPOSITIVE POWER
2,814,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,908,838

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,814,490

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,814,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,814,490

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,059,336

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,059,336

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,059,336

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
433,574

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
433,574

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
433,574

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
438,954

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
438,954

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
438,954

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Diamond, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
882,626

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
882,626

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
882,626

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

EXPLANATORY NOTE

This Amendment No. 14 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2020, as amended on June 29, 2020, July 13, 2020 (twice), July 16, 2020, July 27, 2020, July 29, 2020, August 13, 2020, August 17, 2020, September 1, 2020, October 7, 2020, October 27, 2020, January 7, 2021 and February 1, 2021 by the Reporting Persons (as amended from time to time, the "Schedule 13D") relating to their beneficial ownership in Leaf Group Ltd. (the "Issuer"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 12, 2021, the Reporting Persons formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act with (i) VIEX Opportunities Fund, LP - Series One ("Series One"), VIEX GP, LLC, VIEX Capital Advisors, LLC, Eric Singer, Michael J. McConnell and John Mutch (collectively, "VIEX") and (ii) Oak Investment Partners XI, Limited Partnership, Oak Associates XI, LLC, Oak Investment Partners XII, Limited Partnership, Oak Associates XII, LLC, Oak Management Corporation, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and Grace A. Ames (collectively, "Oak" and, together with the Reporting Persons and VIEX, the "Stockholder Group"), for the purpose of working together to enhance stockholder value at the Issuer, including to solicit proxies for the election of the persons to be nominated by the Stockholder Group to the Board at the 2021 annual meeting of stockholders of the Company (the "2021 Annual Meeting").  The Stockholder Group collectively owns 8,908,557 Shares, including 375,000 Shares underlying certain call options, constituting approximately 25.1% of the Issuer's outstanding Shares.  All securities reported herein as beneficially owned by the Reporting Persons exclude securities owned by the other members of the Stockholder Group, and the Reporting Persons expressly disclaim beneficial ownership of the securities owned by such other members.  VIEX and Oak intend on filing separate Schedule 13Ds to report their beneficial ownership of the Issuer's Common Stock.

On February 17, 2021, Series One and Osmium Capital, LP, on behalf of the Stockholder Group,  delivered a letter to the Issuer nominating three highly-qualified candidates, Michael McConnell, John Mutch and Eric Singer (collectively, the “Nominees”), for election to the Board at the 2021 Annual Meeting. Biographical information for each of the Nominees is set forth below. In the letter, Series One and Osmium Capital, LP also submitted a non-binding proposal for consideration by stockholders at the 2021 Annual Meeting seeking stockholder approval of a request for the Board to take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis commencing at the 2022 annual meeting of stockholders.

The Stockholder Group is not looking to engage in a no holds barred proxy contest and does NOT think it is necessary to wage a messy back and forth series of letters. The Stockholder Group believes the Issuer is massively undervalued despite reporting strong financial results.  Recently, the Issuer disclosed 125% year over year growth in gross transaction value in January 2021 from its online marketplaces which constitutes approximately 75% of its revenue.  Despite these results, the Issuer has for years traded at a discount to its publicly traded peer group and the Nasdaq Composite.  Currently, the Issuer is valued at under 0.8x enterprise value/sell side current year sales, while its publicly-traded digital marketplace peers 1  are valued at 12x sales and its publicly-traded digital media peers 2  are valued at 4.5x sales.  Further, since the Issuer's CEO, Sean Moriarty, joined the Issuer in 2014, the Issuer's share price has declined by approximately -20% compared to an increase of approximately +236% in the Nasdaq Composite, resulting in approximately -256% underperformance.

The Stockholder Group believes the Board should be refreshed with new, independent directors who possess the right skillset to bridge this valuation gap. The Nominees will endeavor to work constructively with the Board to clarify, simplify, and focus the Issuer's business strategy, implement a disciplined capital allocation program, and establish a pay for performance standard based on both top and bottom line results.  The Nominees will also push to keep fellow stockholders better informed and focused on metrics, such as return on capital, to benchmark the Issuer's operating results to its industry peers and hold management accountable for their results.

The Stockholder Group believes the Nominees will be a strong and constructive force in the boardroom. The Nominees are enormously experienced in evaluating a broad range of options and optimizing the best path forward to maximize stockholder value. The Nominees are:

Michael J. McConnell, age 54, currently serves as a private investor. Mr. McConnell served as the Managing Director of Shamrock Capital Advisors, a private investment company managing private equity/hedge funds for the Disney family, from 1994 to 2007.  Additionally, he served as Interim Executive Chairman and Chief Executive Officer of Spark Networks SE ("Spark") (NYSE: LOV), a leader in affinity-based online subscription dating networks, from August 2014 through December 2014. Prior to Spark, he served as the Executive Chairman at Redflex Holdings Ltd. (ASX: RDF), a provider of intelligent transport system solutions and services, from February 2013 to February 2014 and a non-executive director from August 2011 to November 2014. Mr. McConnell also served as the Chief Executive Officer of Collectors Universe, Inc. (NASDAQ: CLCT), a provider of third-party authentication and grading of high value collectibles, from March 2009 to October 2012.  Currently, Mr. McConnell serves on the board of directors of Vonage Holdings Corp. (NASDAQ: VG), a cloud communications provider, since March 2019 and Adacel Technologies Limited (ASX: ADA), an Australian based global software technology and systems integrator, since May 2017 and as its Chairman since April 2019.  Previously, Mr. McConnell served on the board of directors of SPS Commerce, Inc. (NASDAQ: SPSC), a provider of cloud-based supply chain management services, from March 2018 to May 2019, Guidance Software, Inc. (formerly NASDAQ: GUID), a global provider of forensic security solutions, from April 2016 until the company was sold in November 2017 and Spark from July 2014 until the company was sold in November 2017.  Mr. McConnell also serves on the board of privately held Jacob Stern & Sons, Inc., an importer, exporter, processor and distributor of specialty agricultural products, since July 2019. He is also a member of the Board of Governors of Opportunity International, global microfinance and a member of the City of La Canada Finance and Investment Advisory committee. Mr. McConnell received a B.A. in Economics from Harvard University and an M.B.A from the Darden School (Shermet Scholar) of the University of Virginia.

_______________________________
1 Digital marketplace peers include: Etsy, Redbubble, FarFetch
2 Digital media peers include: Future, J2 Global

John Mutch, age 64, has served as managing partner of MV Advisors LLC ("MV Advisors"), a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies, since founding the firm in December 2005. From December 2008 to January 2014, Mr. Mutch served as President, CEO and Chairman of the Board of Directors of BeyondTrust Software, a privately-held security software company. Prior to founding MV Advisors, in March 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the board of directors of Peregrine Systems, Inc. (formerly NSADAQ: PRGN) ("Peregrine Systems"), a provider of enterprise asset and service management solutions, where he assisted the company in a bankruptcy work-out proceeding and was named President and Chief Executive Officer in July 2003. Prior to running Peregrine Systems, Mr. Mutch served as President, Chief Executive Officer and as a member of the board of directors of HNC Software, Inc. (formerly NASDAQ: HNCS), an enterprise analytics software provider. Earlier in his career, Mr. Mutch spent seven years at Microsoft Corporation (NASDAQ: MSFT), a multinational technology company, in a variety of executive sales and marketing positions. Mr. Mutch has served as Chairman of the board of directors of Aviat Networks, Inc. (NASDAQ: AVNW), a global provider of microwave networking solutions, since February 2015, and has served on the board of directors since January 2015, and has served on the board of directors of Agilysys, Inc. (NASDAQ: AGYS), a provider of information technology solutions, since March 2009. Previously, Mr. Mutch served on the board of directors of Maxwell Technologies, Inc. (formerly NASDAQ: MXWL), a manufacturer of energy storage and power delivery solutions for automotive, heavy transportation, renewable energy, backup power, wireless communications and industrial and consumer electronics applications, from April 2017 to May 2019, YuMe, Inc. (formerly NYSE: YUME), a provider of digital video brand advertising solutions, from July 2017 to February 2018, at which time the company was acquired by RhythmOne plc (formerly LON: RTHM), a technology-enabled digital media company, and Mr. Mutch continued serving as a director on the RhythmOne plc board of directors until January 2019, and Steel Excel Inc. (formerly OTCPK: SXCL), a provider of drilling and production services to the oil and gas industry and a provider of event-based sports services and other health-related services, from 2007 to May 2016. In addition, Mr. Mutch previously served on the boards of directors of Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a leader in core systems software products, services and embedded technologies, Edgar Online, Inc. (formerly NASDAQ: EDGR), a provider of financial data, analytics and disclosure management solutions, Aspyra, Inc. (OTCMKTS: APYI, formerly AMEX: APY), a provider of clinical and diagnostic information systems for the healthcare industry, Overland Storage, Inc. (formerly NASDAQ: OVRL), a provider of unified data management and data protection solutions, and Brio Software, Inc. (formerly NASDAQ: BRYO), a provider of business intelligence software. Mr. Mutch received a Bachelor of Science degree from Cornell University and a Masters of Business Administration from the University of Chicago.

Eric Singer, age 47, has served as the managing member of VIEX Capital and VIEX GP, the investment manager and general partner, respectively, of certain affiliated funds whose principal business is investing in securities, including Series One, since May 2014. From March 2012 until September 2014, Mr. Singer served as co-managing member of Potomac Capital Management III, L.L.C., the general partner of Potomac Capital Partners III, L.P. ("PCP III"), and Potomac Capital Management II, L.L.C., the general partner of Potomac Capital Partners II, L.P. ("PCP II") and served as an advisor to Potomac Capital Management, L.L.C. and its related entities from May 2009 until September 2014. The principal business of PCP III and PCP II is investing in securities. Since July 2019, Mr. Singer has served as a director of A10 Networks (NYSE: ATEN), an application controller and firewall cloud security company, and has served as Lead Independent Director since September 2020. Since March 2020, Mr. Singer has served as a director of Immersion Corporation (NASDAQ: IMMR), a premier licensing company focused on the creation, design, development, and licensing of innovative haptic technologies, and has served as Executive Chairman since August 2020. Previously, Mr. Singer served as a director of Quantum Corporation (NASDAQ: QMCO), a data lifecycle solutions provider from November 2017 to November 2019. Mr. Singer also served as chairman of the board of directors of RhythmOne plc (formerly LON: RTHM), a technology-enabled digital media company, from February 2018 (after its acquisition of YuMe, Inc. (formerly NYSE: YUME), a provider of brand video advertising software and audience data) until the sale of RhythmOne plc in April 2019. Mr. Singer was a director of YuMe, Inc. from June 2016 to February 2018, and served as chairman of its board beginning in November 2016. Mr. Singer served on the board of Support.com (NASDAQ: SPRT), a leading provider of tech support and turnkey support center services, from June 2016 to March 2019. Mr. Singer previously served as a director of Numerex Corp. (formerly NASDAQ: NMRX), a provider of managed machine-to-machine (M2M) enterprise solutions enabling the lnternet of Things (IoT), from March 2016 until its sale in December 2017, TigerLogic Corporation (formerly NASDAQ: TIGR), a global provider in engagement solutions, from January 2015 until December 2016, IEC Electronics, an electronic manufacturing services provider to advanced technology companies, from February 2015 to August 2017, Meru Networks, Inc. (formerly NASDAQ: MERU), a Wi-Fi network solutions company, from January 2014 until January 2015, PLX Technology, Inc. (formerly NASDAQ: PLXT), a semiconductor company, from December 2013 until its sale in August 2014, Sigma Designs, Inc. (formerly NASDAQ: SIGM), a semiconductor company, from August 2012 until December 2013, including as its Chairman of the board of directors from January 2013 until December 2013, and Zilog Corporation (formerly NASDAQ: ZILG), a microcontroller company, from August 2008 until its sale in February 2010.

ITEM 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The information set forth in rows 7 through 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 35,606,814 Shares outstanding, which is based on the sum of (i) 27,390,064 Shares outstanding as of October 26, 2020 as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 29, 2020, plus (ii) 8,216,750 Shares issued on December 14, 2020, as set forth in a press release published by the Issuer on December 14, 2020.

(b)Osmium Partners and Mr. Lewis may be deemed to share with the Osmium Capital, Osmium Capital II, Osmium Spartan and Osmium Diamond (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,059,336 shares of common stock, 433,574 shares of common stock, 438,954 shares of common stock and 882,626 shares of common stock reported herein, respectively.

(c)The transactions in the securities of the Issuer during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As discussed in Item 4 above, on February 12, 2021, the Stockholder Group entered into a Group Agreement (the "Group Agreement") pursuant to which, among other things, the parties agreed (a) to form a group for the purpose of working together to enhance stockholder value at the Company, including seeking representation on the Board at the Annual Meeting and taking all other action necessary to achieve the foregoing and (b) to split equally all expenses incurred in connection with the Group's activities. The members of such group acknowledge that the expenses related to the solicitation of proxies from stockholders of the Issuer at the Annual Meeting are expenses covered by the Group Agreement. The Group Agreement is attached hereto as Exhibit 12 and is incorporated herein by reference.

On February 16, 2021, Messrs. McConnell and Mutch entered into a Joinder Agreement with the Stockholder Group (the "Joinder Agreement"), pursuant to which Messrs. McConnell and Mutch agreed to be bound by the terms of the Group Agreement. In addition, Messrs. McConnell and Mutch agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior consent of the Stockholder Group, and not undertake any expenses in connection with the solicitation or communicate on behalf of the Group with regards to the Issuer without the prior written consent of the Stockholder Group.  The Joinder Agreement is attached hereto as Exhibit 13 and is incorporated herein by reference.

Pursuant to a letter agreement (each, an "Indemnification Agreement") with each of Messrs. McConnell and Mutch, members of the Stockholder Group have agreed to indemnify Messrs. McConnell and Mutch against claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the 2021 Annual Meeting and any related transactions. A form of Indemnification Agreement is attached hereto as Exhibit 14 and is incorporated herein by reference.

Osmium Capital, Osmium Capital II, Osmium Spartan and Osmium Diamond have sold December 17, 2021 put options of the Issuer's common stock with a strike price of $5.00 in the amounts of 161,200, 67,500, 76,500 and 69,800, respectively.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 12 Group Agreement

Exhibit 13 Joinder Agreement

Exhibit 14 Indemnification Agreement (Form of)

Exhibit 15 Power of Attorney (Mutch)

Exhibit 16 Power of Attorney (McConnell)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1*	Joint Filing Agreement
Exhibit 2*	Press Release and Letter to Board of Directors, dated June 29, 2020.
Exhibit 3*	Press Release and Letter to Board of Directors, dated July 10, 2020.
Exhibit 4*	Press Release and Letter to Board of Directors, dated July 13, 2020.
Exhibit 5 *	Press Release, dated July 16, 2020.
Exhibit 6*	Press Release and Letter to Board of Directors, dated July 27, 2020.
Exhibit 7*	Press Release, dated July 29, 2020.
Exhibit 8*	Press Release and Letter to Board of Directors, dated August 12, 2020.
Exhibit 9*	Press Release, dated August 17, 2020.
Exhibit 10*	Press Release, dated August 31, 2020.
Exhibit 11*	Letter to Board of Directors, dated October 22, 2020.
Exhibit 12	Group Agreement
Exhibit 13	Joinder Agreement
Exhibit 14	Indemnification Agreement (Form of)
Exhibit 15	Power of Attorney (Mutch)
Exhibit 16	Power of Attorney (McConnell)

* Exhibits previously filed.

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Osmium Capital, LP
Purchase of Common Stock	39,268	$5.0853	1/14/2021
Purchase of Common Stock	34,750	$5.3366	1/20/2021
Purchase of Common Stock	25,498	$5.4484	1/22/2021
Purchase of Common Stock	15,000	$5.5503	1/25/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	43,000	$2.4069	1/26/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	43,000	$1.9788	1/27/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	43,000	$1.9219	1/28/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	32,200	$1.8726	1/29/2021
Purchase of Common Stock	6,000	$6.0254	2/2/2021
Purchase of Common Stock	10,000	$6.3	2/3/2021
Purchase of Common Stock	3,000	$6.4	2/4/2021
Purchase of Common Stock	1,865	$6.7	2/9/2021

Osmium Capital II, LP
Purchase of Common Stock	15,250	$5.3366	1/20/2021
Purchase of Common Stock	11,189	$5.4484	1/22/2021
Purchase of Common Stock	10,000	$5.5503	1/25/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$2.4069	1/26/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$1.9788	1/27/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$1.9219	1/28/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	13,500	$1.8726	1/29/2021
Purchase of Common Stock	3,150	$6.3657	2/3/2021

Osmium Spartan, LP
Purchase of Common Stock	5,000	$5.5503	1/25/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	21,000	$2.4069	1/26/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	21,000	$1.9788	1/27/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	21,000	$1.9219	1/28/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	13,500	$1.8726	1/29/2021

Purchase of Common Stock	3,150	$6.3657	2/3/2021
Purchase of Common Stock	8,000	$7.1075	2/10/2021
Purchase of Common Stock	6,000	$7.1	2/12/2021

Osmium Diamond, LP
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$2.4069	1/26/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$1.9788	1/27/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$1.9219	1/28/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	15,800	$1.8726	1/29/2021